Filed by Vacasa, Inc. pursuant to

Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: TPG Pace Solutions Corp.

Commission File No.: 001-40319

Unlocked by Matt Landau Podcast Interview

Participants:

•  Matt Landau, Unlocked by Matt Landau Podcast

•  Matt Roberts, Vacasa

Matt Landau:

Matt, I would like to formally welcome you to the very exclusive club of Matt's in the vacation rental business.

Matt Roberts:

Thank you.

Matt Landau:

And you're part of an even more elite group. You're part of the Matt's in the vacation rental business who have hair. How does that feel?

Matt Roberts:

It feels fantastic.

Matt Landau:

You have actually really nice hair. I saw you on an interview on television at the airport the other day, you have very nice hair.

Matt Roberts:

Well this interview is off to a great start.

Matt Landau:

And I said to the woman next to me, I said, "I'm going to be interviewing him next week." And she said, "Who is he?" And I said, "He's the CEO of this company Vacasa." And she said, "What's that?" And I began this little speech that I find myself giving quite often, which is explaining what professional vacation rental companies are to the general population, who is not super familiar with our sector. So I'm, first of all, very curious, when you meet a random person perhaps at a dinner party or something, how do you very succinctly describe what we do?

Matt Roberts:

That's great—what's the elevator pitch, right? We enable people that have a second home to start to earn income from that home. And we do everything that's required to let them do that in a very seamless way. So that is everything from setting up the property to starting to rent it, to servicing the reservations themselves, and making sure that the home is set up for the next guest. So I think it's really a very outsourced way to get into the vacation rental game is to work with a professional manager.

Matt Landau:

And is the follow-up question in your case, like it is often mine, do they say, "Oh, you mean like Airbnb?"

Matt Roberts:

That's exactly what happens typically. And it's easy to then follow on to say, "Well we're the suppliers to Airbnb. We're the ones that help create the product that they have on their shelf that they market to guests."

Matt Landau:

And you come from an incredible journey with Open Table, which is a company that I use several times a week, both as CFO in taking the company public and as CEO in the sale to Priceline, which is now Booking, was your job interview, in this formal capacity with Vacasa, a similar kind of thing? Like, "We want you to replicate what you did there here?" Or was it new?

Matt Roberts:

Well it was less of a job interview so much as I was on the board. And when we decided to bring in a new CEO, I was initially on an interim basis and then the global health pandemic hit us and plans changed and then I took on the role on a more permanent basis. So I think that Open Table parallels are really interesting. I had a great time running OpenTable and I saw many parallels to what Open Table was doing in terms of focusing on the supply side of an overall growth opportunity and using a technology platform to really focus on that supply, make customers successful with our service, and ultimately, you're rewarded with creating a very defensible business that's serving a really important role in the overall ecosystem’s growth.

Matt Landau:

And so those dynamics that you bring with you from that world that you see very clearly in the vacation rental industry today, you can apply what you learned, but have there been any big, new discoveries since you've taken over the role as CEO?

Matt Roberts:

Oh sure, there was a big learning curve across the board. There was one thing from being on the board to actually then starting to operate a business. You learn what you didn't know when you were sitting on the board. But the difference between Open Table, one of the primary ones, was we facilitated that initial introduction to a restaurant, but we weren't responsible, ultimately, for the hospitality that the guest received. That was up to the restaurant team and staff. With Vacasa, we have the opportunity to influence positively the relationship or the experience, the hospitality, that a guest receives from start to finish. It's all on us. And so taking on that even more complex operational logistics heavy part was new for me and really exciting because there's many more opportunities to improve when you're involved with more aspects of the service.

Matt Landau:

Vacation rentals are famously different. Each home, the big strength here is that they're all a slightly different floor plan, they're all slightly different style, they're all owned by somebody different. So is standardizing that guest experience a tricky thing? And will that ever be easy?

Matt Roberts:

Yes, it is a tricky thing, as you can imagine for the reasons that you just articulated, but to the extent that you can do it with applying technology and therefore have a scale approach to doing it, it really is an exciting opportunity. I get probably the most excited about this particular part of the opportunity because we can start to create more consistency of experience across a diverse portfolio of properties. As you mentioned, it is very hard because unlike the Hiltons or the Marriotts of the world that are dealing with consistent floor plans and decor, they have simple things like centralized laundry facilities. We don't have the benefits of that in the vacation rental space as you know. So it's all about embracing what makes vacation rentals appealing to guests, which is the variety and the diversity. It's not all cookie cutter, but layering on top of that, opportunities— predominantly through technology and people—to create more of a consistent hotel like experience on top of that.

Matt Landau:

So I was not alive and I'm not sure if you were back when the first hotel brands began to offer standardized experiences throughout destinations. Is that kind of the role you see as the first primary mover in our space?

Matt Roberts:

I think it's an opportunity for us to, where it makes sense, get some of the variability out. For example, let's just take a simple one like sheets. I don't think guests really value black silk sheets and so I think they might prefer crisp white linens instead. And so that's just a small example, but if you think about it, there are ways to influence the experience through very practical, physical ways. But I'm thinking more about our guest app and the ability, for example, to have a guest request a late checkout or an early check-in or do things like just 24/7, they can message within the app. And that is the type of service that people are looking for. Even though they're in a vacation rental, they still are getting more accustomed to that type of ability to get that instant response and instant feedback to whatever they need.

Matt Landau:

I don't know the hotel industry well enough, but I don't think, at least in the early days, that any of them were building their own technology, building the businesses atop their own tech stack. And that is something that Vacasa is doing. Is that to accommodate these nuances?

Matt Roberts:

Absolutely, I think our technology platform is the only reason we can do what we're doing. I don't think it works, period, if we tried to do it without investing the tens of millions of dollars that we have in our technology platform that allows us to do things like predictive clean time routing. Think about the way that Uber routes their drivers. We have sophisticated technology that actually allows us to route our team to the right place at the right time--that we know how long it'll take to do an average clean. We have specific unit level measurement of checklists and before and after photos and smart home technology. All of that is meant to do two things. One is to enable a more consistent guest experience, the second is to help our homeowner care team do their jobs in a high-quality way that ultimately results in guests giving five star reviews, which help homeowners make more money.

Matt Landau:

And I've heard people refer to Uber as a technology company. Do you refer to yourselves the same way?

Matt Roberts:

Absolutely, we are, at our core, technology company. I don't know how many ways that I can articulate how it works because we're technology enabled and wouldn't work if we weren't, but we rely on technology for every aspect of what we're doing. In fact, one of the byproducts of our intent to go public here is to raise capital to even triple the amount of money that we're spending on our technology, because we believe so much in the opportunity to continue to innovate in that area. What that technology does is help us create more value for our homeowners and our guests and our own operations team, which ultimately helps us build a hospitality brand in vacation rentals, but it all starts at our core with being a technology company.

Matt Landau:

And we're currently filming a new docu series, it's called Home Runners, and we interviewed Cliff Johnson, one of the co-founders of Vacasa, and he very candidly expressed that he felt some of the hospitality of the company that he founded was getting lost. So I'm curious where hospitality fits in a technology company and perhaps what metrics you use to ensure that you're still doing a good hospitality job.

Matt Roberts:

Well we look and ask our customers all the time, "How are we doing?" We look at a net promoter score, which is a classic marketing tool to measure trends in how folks are feeling about the business.

Matt Landau:

Is that the one that asks them if they would recommend it to a friend?

Matt Roberts:

That's right. The measurement of that on a regular basis, the surveying, the feedback, the webinars that we do for our homeowners, the marketing that we are doing with our guests. I think that our team is fantastic, the local operations team. I think that they care very deeply about helping guests create memories and they take their responsibility very seriously because they also have families and they save up their money all year to go on that one trip a year. So we take very seriously our responsibility to have that guest have an amazing time and enjoy their time and not focus on anything but enjoying the activity. So at our core, it's really a level of excitement to support that and empathy for every part of what the guest journey looks like that drives the hospitality side.

Matt Landau:

I only recently had this little epiphany, it's going to sound super simple, but I realized that if the outcome of our work is guests having memorable vacations, unforgettable vacations, and if we do that effectively, we make money. Our bottom line is directly correlated with making memories and vice versa. If we're not making memories, we begin to slip. Is that something that's obvious to you?

Matt Roberts:

Well it bears repeating, because if you think about the core of your question is, is your focus on a technology company sort of to the exclusion of being a hospitality company? I think the answer is resounding no. I think it's the foundation to be a hospitality company is to have a strong foundation of technology. Because some of the things that you want to be able to provide in terms of supporting those memories and supporting homeowners and our own team from doing their job is rooted in the technology itself. I think that the two just go hand in hand, and actually the technology is an enabler for the hospitality that we want to be able to deliver. At the economics, that makes sense. If you tried to do it all manually, if you didn't apply technology, the business model would not work. And as a result, you could not afford to do it at scale the way that we're doing it.

Matt Landau:

I like that. When you acquire a company in any given destination, you are acquiring the on the ground ability to have these connections and do some of those manual things that can't be automated. Do you ever struggle with the cost of retiring the brand that was built as that vacation rental management company in whatever destination? Or is that just a cost of building a big business?

Matt Roberts:

I think you're referring more to when we add properties by virtue of acquiring local property managers versus signing up for-

Matt Landau:

Yes. Sorry.

Matt Roberts:

No, that's okay. The great thing about that program is there's so many owners of the local property managers that have done a fantastic job building great businesses of a certain size and have a certain scale. And in order to decide to scale larger than what they're currently at, they have some pretty difficult decisions to make in terms of incremental costs that they want to add into their business. Sometimes that puts them backwards in overall economics of their business.

So they'll stay at a certain scale for a period of time as you know. At some point, if you're looking to monetize the business that you've worked very hard to build over a period of time, either you might need or want to look for a partner like Vacasa, because, a couple of things, one, we make homeowners more money because of the technology that we employ in doing yield management and yield optimization. We immediately will benefit homeowners in terms of making them more money, which local property managers very much care about.

The other aspect is their team. There's longstanding employees in many of these companies and they all joined Vacasa. And they often will have better access to benefits and career opportunities that are, by definition, more expansive because the company is larger in scale. There's usually not a lot of hard decisions that need to be made when we're bringing on a portfolio. We've done this almost 200 times. We have a pretty sophisticated approach, a very tried and true playbook of making sure that we're doing this with a lot of respect to what has been built in any given local market and making sure that we're adding the value that we said we would be able to add.

Matt Landau:

And diving a little bit more into the homeowners side of the equation, our professional vacation rental management sector is famously tricky because we have two customers, guests and homeowners. How do you guys internally view that prioritization?

Matt Roberts:

Well, our prioritization is really on the homeowner side, because the focus of the business is predominantly on supply. And supply starts with having properties and making sure that we have the most amount of available nights per property, and that we can sell those through at the highest rate per night. So that revenue per available night is a key to driving homeowner value. We believe that by focusing on the homeowner value, it's not to the detriment of the guest at all, because the things that we do to help a property stand out and therefore sell through those nights are all the things that support guests' experiences.

So for example, outfitting the home with smart home technology, the guest app that I mentioned earlier. Just the actual condition of the home. That it's clean. The wifi is up and running. That it's been properly cared for and maintained. Those are all the things that the guest wants, but they're also foundational to actually getting that five star review, which will drive more revenue for homeowners. So our focus is on the homeowner side. Alignment of interest is there because we only get paid if we’re actually successful renting out the home.

And the interesting thing most people don't know, but 35% of our nights that we sell are direct Vacasa, not through our distribution channels. And that's actually up from 18% back in 2018. So the direct side of our business has grown considerably over the last couple of years. But we're not trying to just sell on Vacasa side, we're trying to sell everywhere simultaneously and as best as we can, because that's what makes our homeowners the most amount of money.

Matt Landau:

And back to one of your earlier comments about constantly assessing your hospitality work by using the net promoter score with your guests, is it a similar kind of survey that you're presenting to your home owners? And is retention the primary metric there?

Matt Roberts:

That's right. The simple scoring in the end would be an NPS score. But we ask a survey on a monthly basis, which goes into every aspect of the service that we provide, giving our homeowners an opportunity to weigh in. We have homeowner success team members that do outbound calling to homeowners and make sure that we're on top of everything.

So when we're investing in further tools and technologies over the course of this year, like we're launching this next month, a dedicated homeowner app, all of which is trying to make sure that we have a high level of engagement with our homeowners, because that's the foundation of a good relationship. The communication is the foundation and making sure that they feel aware of what's going on with their properties, what has happened, what is currently happening and what is planned to happen. Makes them feel very confident and trust that their property's in good hands.

Matt Landau:

When we look at the spectrum of vacation rental managers in any given destination, I oftentimes reference my theory of limited edition, which argues that the small managers should do the things that do not scale the things heavily rooted in personality in order to carve out their moat, their niche, from bigger, richer competition. And I almost always point at Vacasa as an example of that bigger, richer competition. What in your mind can the limited edition vacation rental managers do better?

Matt Roberts:

Well, that's a tough question to answer, from a business perspective and from a proud of what we do perspective. It's difficult to see where we're limited in terms of needing the same type of service level as a local property manager, because we are local. We literally have people local in the market, and they're supported by the benefit of also having centralized facilities and centralized teams to support them and help them focus on things that only can happen at a local level, that's all they need to focus on, because back at central, we're handling all the other things.

I think we have a very good system and a very good structure to be able to provide that same type of personality focus and personal touch at a local level. Predominantly because that team doesn't also have to worry about some of the other aspects of, for example, marketing or the finance side of the equation. That's all handled. And also they have the whole entire technology platform that they can rely on. I think that our differentiation is pretty significant. And I do think that we at a local level provide great service and personal relationships.

Matt Landau:

If everybody on the management side is focused on the supply right now, and home owners are getting all kinds of offers and new properties are coming onto the market, is your goal basically to represent the best inventory in any given destination?

Matt Roberts:

I think best is a very subjective term. I think we acknowledge that there's an entire market from value to luxury, that fits the demand from guests. So we're not targeting one type of property. For example, luxury or just the value. We're trying to be very representative. And we are representative of the selection within any given market. And we're purposeful in that because it's just the way to take advantage of the natural demand that comes through both our distribution partners directly to our own site.

Matt Landau:

You guys have a real estate division, right?

Matt Roberts:

We do.

Matt Landau:

What's up with that?

Matt Roberts:

Well, as you're I think aware that in certain states it's a requirement to have a brokerage license in order to do short-term rentals. It mostly had been started as a compliance function, and what it has evolved into, and while we have our own real estate agents themselves actually actively out selling, is we have access to more data than anybody else, on a national level, certainly, about which properties will make the best rental opportunities. When you're a prospective second home buyer, and there's more and more of those nowadays, increasingly, you're looking to actually rent the home out for a period of time in order to support the significant price increases for these properties.

You just have to just track it a little bit in the news and you'll see that real estate prices in general have gone up meaningfully over the last year, and certainly second home prices have even gone up even more. One of the things that we're proud of is being able to support the purchase of second homes for people because they can count on the income opportunity. I think one of our largest reasons for when we do lose a property from the platform is because it's home sold, and so our real estate initiative allows us to make sure that we stay in close contact with that transaction and prevent that property from trading.

Matt Landau:

At this conference last week, we were at the Data and Revenue Management Conference in Charleston, I met several real estate developers who were in the process of buying up real estate in a number of different destinations. Do you keep your pulse at all on developers who are looking to come in and is that part of your purview?

Matt Roberts:

Yes, we are approached by pretty much all of them, because again, we have the data that allows them to make intelligent decisions about which properties they should look to acquire because we can calculate the cap rates for them and we can figure out ... Often they may have already been of a customer or we certainly have done an informed estimate about what the rental opportunity could be.

Getting that kind of information coupled with being able to support them with the property management side of the equation too, and having them at one-stop shop in order to work with, that's been a very appealing aspect for these investors.

Matt Landau:

I love it. Just because they're coming, they're like sponges. They just want to learn as much as possible about the industry, and it is quite different from the conventional world of real estate that they're familiar with. One I think big advantage a lot of people listening to this have is their experience. The human capital in this industry is as impressive as I've ever come across. They have incredible backstories. They're multi-talented. I think the individuals that work at Vacasa is an area that doesn't always get the credit it deserves, the quality of people and their background that are working on this project. But they're only limited in numbers. I'm curious, with this challenge of hiring being very real right now, where are you looking perhaps outside of that core vacation rental set?

Matt Roberts:

Well, you're right to point out that it's been a challenge to staff up for this busy season. I think all of your listeners will commiserate with that, and it has had an overall wage inflation impact on the business as well. We're certainly spending more per hour than what we had originally planned to do, and it's just getting folks to be interested in going back to work too. It's a crazy time right now that we're living through.

I'm very proud of our team because they were successful at hiring up and getting to the right staffing levels to make sure that we're providing the great service. But that was a big, big effort by a centralized recruiting team with considerable resources put against things like recruiting advertisements, referral bonuses, those types of things. It certainly wasn't an inexpensive proposition for us to make sure that we had the right team during this busy season.

Matt Landau:

When somebody leaves Vacasa, an employee leaves Vacasa, they have a non-compete, right?

Matt Roberts:

Yeah. Generally speaking.

Matt Landau:

Which to me as an onlooker means that this talented person leaves the industry, the industry loses that experience. I was curious if that's ever something that you would consider adjusting.

Matt Roberts:

Well, it depends on the particular role, really. I think the general labor, if you look at our entire team, the vast majority of folks ... Well, first of all, we have great tenure of our team. Thankfully it's a problem that's more few and far between, but it really depends on when somebody leaves to the extent that they possess a meaningful amount of proprietary data about our systems or our processes or teams or our approaches. That's something that is reasonable for the company to want to protect. I think it's a situation-by-situation evaluation that we go through.

Matt Landau:

Do you share this same feeling that the folks who have been building their businesses and been inside the trenches for years, if not decades, they possess this incredible intel that sometimes they take for granted, especially for people coming in from the outside?

Matt Roberts:

Yeah, it's interesting because we'll be asked by investors as part of this process of going public what just to prevent one of the big OTAs from doing what you do, and I laugh because I have a general belief that people generally underestimate how hard it is to do other people's business as a starting point. Then if you add on top of it the significant complexity, operational logistics, et cetera, managing the teams to service delivery that's inherent in our business, it's just up a whole nother level of complexity that some of these folks, like on the OTA side, they don't have a local service delivery platform or really have ever chose to want to do that. That's a big step in a different direction than what their core business is. Yeah, I agree that there's a lot of domain knowledge that gets accumulated over time by doing what we do.

Matt Landau:

As we turn and look a little bit forward, I'm curious what you are excited about growing the most at Vacasa to begin with.

Matt Roberts:

Well, I think that the focus will continue to be for quite some time on just the absolute number of properties on our platform. We have just over 33,000 properties on the platform at the end of second quarter. There's five million vacation, not all of which are rented today. But in the US, there's five million second homes. Of those five million, just on Airbnb and Vrbo alone, just the two sites and just the US, there's 1.3 million whole homes listed. I'm excluding people's lofts in SoHo, that type of thing, which is really whole units.

That doesn't mean that there's only 1.3 million homes rented because there's many folks that rent it, they might do it offline entirely or just on one site or not on either of those two sites or just on their local property manager site. But we look at the five million as the big opportunity, Matt, because over 20% of our new sales are people that have never rented before. They're in that five million, but they're not in that 1.3 million. If you're sitting at 33,000, like we are, and you're looking at an opportunity for growth, you really need to continue just to do what you're doing and focus on adding properties and adding customers to the platform.

Not only just adding them, but continuing to figure out ways to apply technology to optimize the whole thing, right? Like how do you get small basis points of improvement in every aspect of the operation so that you're driving more revenue for homeowners and for Vacasa by extension, and also getting more efficient in delivering better service? That's really our focus and will be our focus for quite some time.

Matt Landau:

How do you do that? I know the properties that are on the platforms are fairly easy to identify, but how do you find all the other ones?

Matt Roberts:

Well, there's a lot of data sources out there, including our own. We have the largest database of our own proprietary data. Effectively, we score all the prospect properties across the entire country, and we come up with a predictive model about which properties we should go out and market to and acquire and add to the platform based on a number of variables, including our own history of knowing two bedroom condos on this block typically rent out this much for any given year and this is how much it costs us to service them.

We actually get it down to the contribution margin per property. It's a process that isn't much different than many software companies, where you identify leads and then you market to those leads with direct response marketing, and then ultimately we have a group of local sales executives that their job is to articulate the benefit and sell the solution to homeowners.

Matt Landau:

Is that similar to approaching restaurants back with Open Table?

Matt Roberts:

Very much so. We had a local sales team there too for pretty similar reasons. In a local business, relationships matter a lot. Having the ability to meet face to face or knowing that that person that you're dealing with, that you're about to give your keys to, their phone number is the same ZIP code ... Sorry, the same area code as yours, there's a comfort level that comes from that, especially when you're talking about your house.

That playbook for Open Table was important because ultimately we were sitting at the ... Our sales reps would sit at the bar at 10:00 at night when the chef owner was done and that's the only time that they could get a hold of them. They would be bombarded--the restaurateurs-- would get bombarded with cold calls all the way through the day if people ... We send people out in the field in order to make sure that we make that personal connection with people out in the field in order to make sure that we make that personal connection and have the opportunity to make the sale. So there's a lot of similarities to what Vacasa does.

Matt Landau:

And are you going out into the field yourself ever?

Matt Roberts:

I have, yes, I absolutely have. And it was very, very eye opening. Again, there's a difference between being on the board of Vacasa and operating the business from a lot of different ways. And one of the best things, in fact, since then, I've made a strong suggestion that our other board members do the same thing and get out in the field.

And we actually have a very organized program. Obviously, 90% of our team is in the field, but for the centralized folks or people that are more office based, whether it's finance, or marketing, or folks like me that are more in the administrative side, it's important to understand and have a tremendous amount of awareness what's going on day to day, what is our home care team facing so that we can make sure that we're supporting them the best possible way with technology, or process improvements, or communication that we send out to homeowners or guests, and there's only one way to do that is just get out there and do it. So I had the plastic gown on, the mask, the shield, the gloves, the booties. It was hot. Oh, it was hot. It was hot. Which again is another way just to understand. Like you said in the beginning, the dedication and the care that our field team shows to our guests and our homeowners, it makes everybody very proud to work for the company.

Matt Landau:

I would love to be the person sitting at the table. The CEO is like, "Okay, new rule. You have to go out on vacation. And I want you to take notes."

Matt Roberts:

Well no, you got to go clean. That's what I do.

Matt Landau:

Oh, right, right, right.

Matt Roberts:

We clean. Yeah. Yeah.

Matt Landau:

I have a question about advocacy, which is a topic that's very close to my heart because of how many instances I've seen of unfair regulation in this new industry of ours, effectively shutting down businesses that have been built up over time. And in a recent interview with Eric Broughton, who's the chief strategy officer of Inhabit IQ, we had an interesting moment in the conversation in which he explained to me how he justified committing money to VRMA advocacy efforts. And he said, "It's very straightforward. With my investors, I say, 'Look, if we're not proactively contributing to fair regulation, what just happened in Florida, all of our businesses in Florida are going to get shut down, and then we have no income.'" And for that reason, Eric then went and wrote a $50,000 donation, $10,000 on behalf of each company that they represent, at the fundraising event. I'm curious if you have a rubric like that that you guys use internally and how you view advocacy?

Matt Roberts:

Yeah. Well, I agree that it's important to make sure that we're part of every conversation. I think that's really the foundation, because if you aren't, then the extremes will prevail. And in particular, at a city council meeting, you'll have one very vocal homeowner that doesn't rent their property that had one bad experience that then speaks with authority about the evils of the industry and why it has to get shut down. So more than anything, we need to make sure people are aware of actual data and not hyperbole.

And so we actually have an internal advocacy group. We work with an external advocacy firm, as well as make donations, like you mentioned. Regulation in and of itself is not bad. It is potentially valuable. It is sensible regulation, and our advocacy efforts are all about making sure that we're balanced and we represent homeowner's property rights too, because a lot of folks, we forget, that our restriction on our ability to rent out your home is restricting your property value, and you had income opportunity. Maybe you bought that and now you can't make money on that anymore, well that's a big deal.

So I do think that people, the overall theme, I think from an advocacy perspective, is to be thoughtful about what's put in place to allow people to stop addressing things from the extremes, but really start talking about, what's the data? What does the data say? How can we be good neighbors too? Because ultimately, all of us as professional managers want to be good neighbors. And what does that look like? What are the things that we can do to be proactive in getting ahead of any potential issues that we can support neighborhood relations.

Matt Landau:

Penultimate question, the demand right now is so far beyond the supply. Do you think there will be a time, and if so, when, when that supply growth outpaces the actual demand? Anytime soon?

Matt Roberts:

I don't see it anytime soon.

Matt Landau:

Years?

Matt Roberts:

Yeah. I mean, I don't see it. Because we've got a trend where vacation rental preference is continuing to accelerate the growth rate. The share shift to vacation rentals is pretty clear, and it's not slowing down. If anything, it's accelerating, and we already just don't have enough supply, and there's no reason to assume that that trend will reverse itself anytime soon. So I think this is our reality, which is good news. It's good news if you're focused on supply. It's not as good of news if you are the only demand because your growth rate is highly dependent on the supply side of the equation.

Matt Landau:

And finally, this was an idea that was brought to my attention this past week that I hadn't really ever thought about. McDonald's as a company started off as these actual restaurants; however, it morphed into a franchise model that became far less heavy in terms of assets. Would Vacasa ever consider that?

Matt Roberts:

Well, I think there's multiple models. As you may know, that TurnKey, which we closed that acquisition in April of this year, had a number of different products that were more marketing and book related, so their GuestWorks product. The thing that you would have to get comfortable with is, does it work for the entire system? Because ultimately, when somebody books a Vacasa property, there's an expectation of the service that they're going to be receiving, and there's an accountability of Vacasa for that service to be delivered in a certain way, in order for the brand to be supported.

So when you take the work part of that, meaning the actual servicing of the property, out from underneath the brand and trust it to somebody else, and you focus on maybe the marketing side only, it has some real risks associated with it, more than just near term economics. It has some real risks to it from a brand perspective. So I think there's a potential, but there would be a lot of things to think through on how that could be implemented in a way that allowed us to continue to grow and support the hospitality brand that we're also creating.

Matt Landau:

And have you got any big wish for our industry moving into the next couple years?

Matt Roberts:

I think that the opportunity for us all to figure out ways to help homeowners leverage their important asset that can make a big difference to their own personal income and be creative wherever we can in order to support them doing that, I think that's the collective goal. And really being good neighbors is back to the advocacy part. But also from a guest perspective, ensuring that everybody has as memorable, consistent experience as possible. That's the stuff that will continue to support the share shift, which will, to your point about will supply every catch up, and I said not for a long time, it's because of that share shift. So the things that we do to support that great hospitality delivery is ultimately what's going to make the difference.

Additional Information and Where to Find It

This communication is being made in connection with a proposed business combination involving Vacasa Holdings LLC (“Vacasa”) and TPG Pace Solutions Corp. (“TPG Pace Solutions”). In connection with the proposed transaction, Vacasa, Inc. ("NewCo") has filed with the Securities and Exchange Commission (the "SEC") a registration statement on Form S-4 that includes a preliminary proxy statement for the shareholders of TPG Pace Solutions that also constitutes a preliminary prospectus of NewCo. TPG Pace Solutions urges investors, shareholders and other interested persons to read the preliminary proxy statement/prospectus as well as other documents filed with the SEC (including, when available, the definitive proxy statement/prospectus) because these documents will contain important information about TPG Pace Solutions, Vacasa, NewCo and the business combination. After the registration statement is declared effective, the definitive proxy statement/prospectus to be included in the registration statement will be mailed to shareholders of TPG Pace Solutions as of a record date to be established for voting on the proposed business combination. Shareholders will also be able to obtain a copy of the proxy statement/prospectus, without charge, by directing a request to: TPG Pace Solutions, 301 Commerce St., Suite 3300, Fort Worth, TX 76102. The preliminary proxy statement/ prospectus and, once available, the definitive proxy statement/prospectus, can also be obtained, without charge, at the SEC’s website (www.sec.gov).

Participants in Solicitation

TPG Pace Solutions, NewCo, Vacasa and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from the shareholders of TPG Pace Solutions in connection with the proposed business combination. Investors and security holders may obtain more detailed information regarding the names, affiliations and interests of certain of TPG Pace Solutions’ executive officers and directors in the solicitation by reading TPG Pace Solutions’ initial public offering prospectus, which was filed with the SEC on April 9, 2021 and the proxy statement/prospectus and other relevant materials filed with the SEC in connection with the business combination when they become available. Other information concerning the interests of participants in the solicitation, which may, in some cases, be different than those of their shareholders generally, is set forth in the proxy statement/prospectus relating to the business combination Shareholders, potential investors and other interested persons should read the preliminary proxy statement/prospectus and, once available, the definitive proxy statement/prospectus, carefully before making any voting or investment decisions. Copies of these documents may be obtained for free from the sources indicated above.

Forward-Looking Statements

Certain statements made in this communication are “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “anticipate”, “believe”, “expect”, “estimate”, “plan”, “outlook”, and “project” and other similar expressions that predict or indicate future events or trends or that are not statements of historical matters. These forward-looking statements reflect the current analysis of existing information and are subject to various risks and uncertainties. As a result, caution must be exercised in relying on forward-looking statements. Due to known and unknown risks, actual results may differ materially from TPG Pace Solutions’ or Vacasa’s expectations or projections. The following factors, among others, could cause actual results to differ materially from those described in these forward-looking statements: (i) the occurrence of any event, change or other circumstances that could give rise to the termination of the definitive agreement for the business combination between TPG Pace Solutions and Vacasa (the “Business Combination Agreement”); (ii) the ability of the combined company to meet listing standards following the transaction and in connection with the consummation thereof; (iii) the inability to complete the transactions contemplated by the Business Combination Agreement due to the failure to obtain approval of the shareholders of TPG Pace Solutions or other reasons; (iv) the failure to meet the minimum cash requirements of the Business Combination Agreement due to TPG Pace Solutions shareholders’ redemptions and one or more defaults by the investors in the private placement that is being undertaken in connection with the business combination, and failing to obtain replacement financing; (v) costs related to the proposed transaction; (vi) changes in applicable laws or regulations; (vii) the ability of the combined company to meet its financial and strategic goals, due to, among other things, competition, the ability of the combined company to pursue a growth strategy and manage growth profitability; (viii) the possibility that the combined company may be adversely affected by other economic, business, and/or competitive factors; (ix) the continuing or new effects of the COVID-19 pandemic on TPG Pace Solutions and Vacasa and their ability to consummate the transaction; and (x) other risks and uncertainties described herein, as well as those risks and uncertainties discussed from time to time in other reports and other public filings with the SEC by TPG Pace Solutions and NewCo.

Additional information concerning these and other factors that may impact TPG Pace Solutions’ and Vacasa's expectations and projections can be found in TPG Pace Solutions’ periodic filings with the SEC, in the preliminary proxy statement/prospectus included in the registration statement on Form S-4 filed with the SEC by NewCo, and in the definitive proxy statement/prospectus, when available. TPG Pace Solutions’ and NewCo's SEC filings are available publicly on the SEC's website at www.sec.gov.

The foregoing list of factors is not exclusive. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Neither TPG Pace Solutions nor Vacasa undertakes or accepts any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions or circumstances on which any such statement is based, subject to applicable law.

No Offer or Solicitation

This communication does not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the proposed business combination. This press release also does not constitute an oﬀer to sell or the solicitation of an oﬀer to buy securities, nor will there be any sale of securities in any state or jurisdiction in which such oﬀer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No oﬀering of securities will be made except by means of a prospectus meeting the requirements of Securities Act of 1933, as amended, or an exemption therefrom.

No Assurances

There can be no assurance that the transactions described herein will be completed, nor can there be any assurance, if such transactions are completed, that the potential benefits of combining the companies will be realized. The description of the transactions contained herein is only a summary and is qualified in its entirety by reference to the definitive agreements relating to the transactions, copies of which have been filed as exhibits to the Current Report on Form 8-K filed by TPG Pace Solutions with the SEC on August 3, 2021.